UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 11, 2019

LEO HOLDINGS CORP.

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-38393	98-1399727
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

21 Grosvenor Place London		SW1X 7HF
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: +44 20 7201 2200

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

On April 8, 2019 Leo Holdings Corp. (“Leo”), held a previously announced joint conference call and webcast (the “Conference Call”) with CEC Entertainment, Inc. to discuss a proposed business combination (the “Business Combination”) pursuant to which, among other things, Leo will acquire Queso Holdings Inc. (“Queso”) and the “Chuck E. Cheese” business in accordance with the terms of that certain Business Combination Agreement, dated as of April 7, 2019 (the “Transaction Agreement”), by and among Leo, Queso and the other parties thereto.

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated into this Item 7.01 by reference is a transcript of the Conference Call. A copy of the Transaction Agreement was attached as Exhibit 2.1 to Leo’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on April 7, 2018.

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Additional Information

In connection with the Business Combination, Leo intends to file a Registration Statement on Form S-4, which will include a preliminary prospectus and preliminary proxy statement. Leo will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. Investors and security holders of Leo are advised to read, when available, the proxy statement/prospectus in connection with Leo’s solicitation of proxies for its special meeting of shareholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/prospectus will be mailed to shareholders of Leo as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings Corp., 21 Grosvenor Place, London SW1X 7HF.

Participants in the Solicitation

Leo, Queso and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Leo’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Leo’s directors and officers in Leo’s filings with the SEC, including Leo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 29, 2019, and such information and names of Queso’s directors and executive officers will also be in the Registration Statement on Form S-4 to be filed with the SEC by Leo, which will include the proxy statement of Leo for the Business Combination.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding Leo’s industry, future events, the Business Combination, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of

Leo’s management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding Leo’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, changes in the business environment in which Leo operates, including inflation and interest rates, and general financial, economic, regulatory and political conditions affecting the industry in which Leo operates; changes in taxes, governmental laws, and regulations; competitive product and pricing activity; difficulties of managing growth profitably; the loss of one or more members of Leo’s management teams; the inability of the parties to successfully or timely consummate the Business Combination, including the risk that the required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination or that the approval of the shareholders of Leo is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the Business Combination or a delay or difficulty in integrating the businesses of Leo and Queso; uncertainty as to the long-term value of Leo’s ordinary shares; those discussed in the Leo’s Annual Report on Form 10-K for the year ended December 31, 2018 under the heading “Risk Factors”, as updated from time to time by Leo’s Quarterly Reports on Form 10-Q and other documents of Leo on file with the SEC or in the proxy statement that will be filed with the SEC by Leo. There may be additional risks that Leo presently does not know or that Leo currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Leo’s expectations, plans or forecasts of future events and views as of the date of this communication. Leo anticipates that subsequent events and developments will cause Leo’s assessments to change. However, while Leo may elect to update these forward-looking statements at some point in the future, Leo specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Leo’s assessments as of any date subsequent to the date of this communication.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Transcript of Conference Call, dated April 8, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 11, 2019		LEO HOLDINGS CORP.

	By:	/s/ Simon Brown
	Name:	Simon Brown
	Title:	Secretary

Exhibit 99.1

VIAVID
communications simplified.

CEC Entertainment, Inc. / Leo Holdings Corp.

Conference Call and Webcast

April 8, 2019

C O R P O R A T E    P A R T I C I P A N T S

James Howell, Chief Financial Officer, CEC Entertainment

Lyndon Lea, Chairman and CEO, Leo Holdings

Tom Leverton, Chief Executive Officer, CEC Entertainment

P R E S E N T A T I O N

Operator:

Ladies and gentlemen, thank you for standing by, and welcome to the CEC Entertainment, Inc. and Leo Holdings Corp. Conference Call and Webcast. I would now like to turn the call over to Mr. James Howell, Chief Financial Officer at CEC Entertainment, to begin.

James Howell:

Thank you, Operator. We appreciate everyone joining us today. Please note that this morning’s press release can be found on the CEC Entertainment Investor Relations website at www.chuckecheese.com/company/investorrelations/businesscombination. In addition, the investor deck that will be presented as part of our discussion has been posted to the Investor Relations website as well, as has our corporate video, which we would encourage you to view. In addition, Leo Holdings’ SEC filings can be found on www.SEC.gov.

This investor presentation is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination between Leo Holdings Corp. and Queso Holdings Inc., the corporate parent of CEC Entertainment Inc., or CEC, Chuck E. Cheese’s, or the Company, pursuant to the business combination agreement among Leo, Queso, and the other party thereto. The information contained herein does not purport to be all inclusive, and none of Leo, CEC, Queso, nor the respective affiliates make any representation or warranty, expressed or implied, as to the accuracy, completeness, or reliability of the information contained in this investor presentation. This investor presentation does not constitute, 1) a solicitation of a proxy, consent, or authorization with respect to any securities, or in respect of the proposed business combination, or 2) an offer to sell a solicitation of an offer to buy, or a recommendation to purchase any security of CEC, Queso, or Leo, or any of their respective affiliates.

Certain statements in this presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events, or Leo’s, or the Company’s future financial or operating performance. For example, projections of future Adjusted EBITDA, gross profit, capital expenditures, and free cash flow are forward-looking statements. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Leo and its Management and CEC and its Management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Management’s control, including competition and general economic conditions for the Company and its Management and other risks, uncertainties, and factors set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in, 1) Leo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and 2) the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2018.

Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Leo nor the Company undertakes any duty to update these forward-looking statements.

All Company financial information included in this presentation is consolidated financial information of Queso Holdings Inc., the direct parent holding company of CEC and the entity that will be party to the transaction with Leo. Queso Holdings Inc. has no material assets other than its ownership of CEC and conducts no operations other than through CEC and its subsidiaries.

In this presentation, Leo and the Company may refer to certain non-GAAP financial measures, including Adjusted EBITDA, Adjusted EBITDA margin, Venue-Level Adjusted EBITDA, Adjusted EBITDAR, Adjusted EBITDAR margin, free cash flow and free cash flow conversion. To the extent Leo and the Company disclose non-GAAP financial measures, please refer to footnotes, where presented, on each page of this presentation or to the appendix found at the end of this presentation for a reconciliation of these measures to what the Company believes are the most directly comparable measure evaluated in accordance with generally accepted accounting principles in the U.S. This presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly-comparable GAAP financial measures without unreasonable efforts. Consequently, no disclosure of estimated comparable GAAP measures is included, and no reconciliation of the forward-looking non-GAAP financial measures is included.

In connection with the proposed Business Combination, including the domestication of Leo as a Delaware corporation, Leo intends to file with the SEC a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of Leo, and after the registration statement is declared effective, Leo will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its stockholders. This Investor Presentation does not contain all of the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision, or any other decision in respect of the Business Combination. Leo’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about CEC, Leo, and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of Leo as of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Leo Holdings, Corp., 21 Grosvenor Place, London, SW1X 7HF.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Leo and its directors and executive officers may be deemed participants in the solicitation of proxies from Leo’s stockholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of the interests in Leo is contained in Leo’s annual report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov, or by directing a request to Leo Holdings, Corp., 21 Grosvenor Place, London, SW1X 7HF. Additional information regarding the interests of such participants will be contained in the proxy statement for the proposed business transaction when available.

Queso and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Leo in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement/prospectus for the proposed Business Combination when available.

Joining me on today’s call is Lyndon Lea, Chairman and Chief Executive Officer of Leo Holdings, and Tom Leverton, Chief Executive Officer of CEC Entertainment.

I would now like to turn the call over Lyndon to begin. Please go ahead.

Lyndon Lea:

Thank you, Jim and good morning everybody. I’m really excited to be joining you this morning to talk about the announcement. I’m on Slide 3 of the presentation and by way of background, I’m the managing partner of Lion Capital, which I cofounded back in 2004. I’ve been active in the investment arena for the last 29 years, and I’ve personally led over 30 acquisitions. The vast majority of my experience has been in the consumer sector and more specifically, with brands, and it’s with this context that I think CEC is an extremely attractive acquisition. That’s not just because the strength of the brand, which I think is a significant part of Americana, but it’s also due to the financial characteristics—the low risk growth that we expect through existing site refurbishments, 20% EBITDA margins, high cashflow conversion—all of these collectively make for a very compelling investment. The opportunity becomes even more convincing when you reflect on where we are in the cycle. CEC has proven resiliency. It’s been around for 42 years, and we can see through the last three cycles, CEC has grown through those cycles. This is a very defensive play with very attractive cash characteristics. The acquisition of CEC strongly fulfills the mandate of the Leo shareholders, and does so at an attractive valuation.

With me on today’s call is Tom Leverton, CEO of Chuck E. Cheese, and he’ll be walking you through the majority of the presentation. He’s led this iconic brand for nearly five years, and he’s eager to discuss with you what he and his team have accomplished to date, and what the future holds for CEC. Jim Howell is also on the call, and he gave the introductory remarks, and he’ll be chiming in towards the latter part of the presentation on some of the financial aspects. Prior to joining the Company last year, Jim was previously the Chief Financial Officer of Billabong.

Turning to Slide 4. It goes without saying that this transaction has, I think, first-class sponsorship. Lion Capital, as I cited earlier, has been solely focused on the consumer sector and we have an extensive background, specifically in the restaurant sector. Apollo, of course, needs no introduction; it’s one of the largest and most respected investment firms in the world. Now, upon competition of this Business Combination, Andy Jhawar, the Senior Partner and Head of the Consumer and Retail Group at Apollo, and myself will serve as Co-Chairmen of Chuck E. Cheese, and Tom Leverton and the executive team will continue to lead the Company. With that, if I could now turn it over to Tom.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Tom Leverton:

Thanks, Lyndon. I know I speak for everyone here at CEC when I say that we’re looking forward to working with you.

Turning to Slide 6, CEC has been the nationally-recognized leader in family dining and entertainment for more than 40 years. We’re the number one brand for family entertainment, and the number one birthday brand in America, offering a broad customer base and a strong value proposition for food and fun. Our two complementary brands, Chuck E. Cheese, where a kid can be a kid, and Peter Piper, where pizza is made fresh and families are made happy, consist of 750 system-wide venues and represent a highly-profitable venue base combining games, entertainment, merchandise, and food. We generated nearly $900 million in revenue and $175 million in Adjusted EBITDA during fiscal year ’18, reflecting a roughly 20% margin, and as I will explain in subsequent slides, same-store sales have been on an upswing as well, with growth of 3.3% in Q4 of last year, and 7.7% in Q1 of this year on a preliminary basis. We also projected Adjusted EBITDA of $187 million during fiscal year ’19, reflecting nearly 7% growth year-on-year.

On slide 7, we provide snapshots of our individual brands, which you can see are distinct and highly complementary to each other. Peter Piper was purchased in 2014 and has many similarities to Chuck E. Cheese’s, which has resulted in great synergies between the two brands. While Chuck E. Cheese’s target customer is families with kids between two and 12, Peter Piper skews a little bit older, consisting of adults and families with older kids of about 10 to 16 years old. Chuck E. Cheese’s is the much larger of the two brands, generating 91% of our total revenue, so we’ll probably spend about 90% of the call today discussing Chuck E. Cheese’s.

Chuck E. Cheese’s has 606 venues across 47 states and 14 foreign countries; however, only 13% of these venues are international and only 15% are only franchised, so for now this is primarily a company-owned and operated model within the U.S. Peter Piper, on the other hand, is more limited in its footprint, consisting of only six states and one foreign country. It encompasses 144 venues, and its footprint is 31% international and 73% franchise. Notice that Chuck E. Cheese’s skews more heavily to entertainment and merchandise revenue at 57% versus 27% of Peter Piper, while Peter Piper skews more heavily to food and beverage revenue at 73% versus 43%. Thus, Chuck E. Cheese represents food and fun in nearly equal parts, as kids love the fun and food, while Peter Piper can be more aptly described as a pizza-focused restaurant that also happens to have video games. While it’s a very family friendly brand, it’s not entirely kid-focused, but rather the kind of place where adults would be comfortable for a business lunch or even on a date night. Interestingly, approximately 20% of the food and beverage revenue of Peter Piper reflects take-out occasions.

Turning to Slide 8, you can see our positioning relative to our broadly-defined peer group. As a leader in family entertainment, we believe CEC offers a truly unique value proposition for kids that’s unmatched by any other brands. We are neither a restaurant nor a destination entertainment venue, though we have guests that treat us as each, but rather it’s a combination of food and fun that makes us who we are. While there are other brands that are positioned in the eatertainment space, none of them are exclusively kid focused. Instead, they appeal to millennials or older folks, and also have significant bar components to their business. While we certainly compete to some extent with other forms of entertainment within the domestic market, as well as full-service dining and pizza-focused QSRs, we are the only global player in our category and of a scale that vastly exceeds our closest competitors.

On Slide 9, we compare and contrast what we’ve accomplished over the last six years. In short, the substantial investments we’ve made since 2012 have not only strengthened our Company and modernized business, but we’ve also accelerated our grow-forward growth profile. Chuck E. Cheese’s has changed significantly since we last went public. As a reminder, we went private in 2014. Across our venue base, we’ve added 41 Chuck E. Cheese’s to our portfolio, along with 144 Peter Piper’s with that acquisition, which provided us with greater scale and diversification. We built out our international

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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presence with 49 additional Chuck E. Cheese’s and 44 Peter Piper’s and in doing so, have proven that we have a sustainable growth platform. We also reduced our buildout cost by 14%, resulting in a less capital-intensive business. We’ve also vastly improved our business operations, resulting in improved efficiency, a modernized guest experience, better guest data, and more effective marketing. Previously, the business was run mainly by “gut”, but while we were private, we took the time to invest in systems. We now have analytical tools that allow us to understand what guests want, and how they use our games. These efforts have, in turn, led to significantly higher net promoter scores, growing from 78% in 2012, to 91%. This is something we’re particularly proud of and is critical for fostering repeat visits. In thinking about our growth levers, we’ve really modernized the business. Overall, our approach has evolved from decisions based on qualitative factors, to an analytical approach, where we test and learn in an effort to delight our guests. I’ll speak of many of these topics on subsequent slides.

Turning to Slide 10, we’ve experienced significant same-store sales momentum beginning in Q2 of 2018 with sequential increases in each quarter since then. This includes a 7.7% increase in Q1 of 2019 that marks a fantastic start for the year. Our same-store sales growth has also not surprisingly led to an expansion of LTM Adjusted EBITDA margin over the same timeframe, with estimated LTM margins of 20% in Q1 of 2019. Clearly, driving growth in same-store sales, we were also able to demonstrate substantial flow through and margin improvement. We attribute the traction to the evolution of the in-store experience highlighted by the introduction of the PlayPass RFID card system that’s replaced game tokens. We also vastly improved our food quality while updating our amenities such as offering WiFi in all locations, and we rolled out a training program to all staff that really enhanced our hospitality. We’re also capitalizing on our growth opportunities such as All You Can Play through PlayPass, awarding more game tickets, which has driven perceived value, and implementing innovative game pricing initiatives. The feedback from these changes has been incredible, driving up our Net Promotor Scores.

On Slide 11, our growth opportunity is based on four catalysts. First, we intend to narrow the gap between an average of three Chuck E. Cheese visits per year and the average of nine requests by kids to visit Chuck E. Cheese per year by reducing the parent veto. Second, we intend to drive the spend per visit through our All You Can Play dynamic pricing, which drives increased tickets. A family of four can go out for pizza, four drinks, and entertainment at Chuck E. Cheese for around $39. You can compare this to other alternatives which are much more expensive when you take a family of four out for dinner and entertainment. Third, our Chuck E. Cheese current AUV is roughly $1.6 million; however, we’ve experienced about a 12% sales uplift to $1.8 million on remodeled units. Continuing the remodeling program, which is still in early innings, will provide a sales tailwind to our stores. Lastly, we’ll be expanding our international franchise presence to 191 locations based on the 82 development agreements we already have signed for additional venues. Successful execution of these growth drivers would drive $275 million of Adjusted EBITDA by 2023.

Turning to Slide 12, we had seven key investment highlights that I’ll detail further in the following slides. They are: 1) our iconic brand offering families a unique experience, 2) a compelling consumer value proposition, 3) substantial scale of attractive venue portfolio, 4) resilience through economic cycles, 5) our attractive margin profile and cash dynamics, and 6) an experienced Management team with a very strong position for future growth.

On Slide 13, we highlight the reasons why we believe Chuck E. Cheese’s is an iconic brand that offers families a unique experience that kids truly love. As I mentioned before, we are the number one brand for family entertainment and the number one birthday brand in the U.S. Eighty-six percent of kids age six to eight are familiar with Chuck E., and nine out of 10 moms have taken their children to us for food and fun; no one else even comes close. Interestingly, Chuck E. Cheese’s Q-Score is higher than select kids’ characters such as Spider Man, Ronald McDonald, and even Mickey Mouse. Compared to amusement parks, movies, and restaurants, only Chuck E. Cheese’s checks all these boxes, providing a highly differentiated, affordable experience.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Turning to Slide 14, we showcase our compelling consumer value proposition for an every day visit. As you can see, we are best in class value offering. We are affordable, approachable, and convenient, appealing to a broad customer base, and because our average spend is considerably lower than most other alternatives, we can be successful across economic environments; parents still have to entertain the kids. Note that while average income for a family that visits Chuck E. Cheese’s is about $75,000 a year, we know that there are families that actually put away money to come to us and treat their kids to food and fun.

On Slide 15, you can see that we have unmatched scale when it comes to food and fun. With 630 domestic venues, of which 530 are Chuck E. Cheese’s, our concentration is strongest in California and in the Southwest, including Texas, but we also have notable concentrations in the Southeast, Midwest, and Northeast. We’re generally resistant to geographical trends and weather issues, which reduce volatility in our performance. Importantly, less than 2% of our venues are unprofitable on a 4-wall basis and we have very limited mall exposure. Internationally, about half of our venues are in Mexico, but we also have strong presence in the Middle East and Canada.

Turning to Slide 16, we often get the question about how our business performs during a downturn, and so we provided a bit of a history lesson for our 40-year history to show how we managed through them. As you can see, we’re generally resilient in economic cycles because parents always need to have a place to entertain their kids regardless of the environment. During three periods of economic instability, we maintained same-store sales growth on average. During the great recession, we substantially outperformed our peer group.

On Slide 17, we demonstrate the structural advantage inherent in our business model. Our food and beverage margins are favorable to the industry on their own at 76%. On top of that, our margins on entertainment and merchandise offerings are 92% due to their low-cost components. This powerful combination provides us with a structurally superior gross profit margin profile that is 1,400 basis points higher than the restaurant median. It also leads to a 1,200 basis point gap above restaurants in venue level Adjusted EBITDA and a 1,400 basis point gap in the Adjusted EBITDAR and a 700 basis point gap in Adjusted EBITDA margins.

Turning to Slide 18, we demonstrate our attractive free cash flow dynamics driven by the combination of consistently strong margins and limited maintenance cap ex requirements, which result in healthy discretionary cashflow. Over the past three years, our gross profit margin has held steady at 85%, and we expect that to continue, while our Adjusted EBITDA margins have similarly maintained in the low 20% range, and our Adjusted Maintenance cap ex has approximated 4% or 5% of sales as we refresh about a third of our games in each store every 24 months. These factors have led to a Free Cash Flow conversion in the 80% range, which facilitates investments in high ROI uses of capital.

Before we walk through the growth levers, I want to highlight the team. On Slide 19, we showcase the depth and tenure of CEC’s leadership team beyond Jim and myself. Our team includes the perfect mix of very tenured team members, including Roger and Randy, who each have more than 30 years of experience at CEC, alongside members such as Mahesh and Ashley, who have great multi-site and restaurant experience. Most importantly, we have so much passion for this brand, and come to work every day with great energy to realize our potential. I’m confident that we have the right team in place to execute our growth strategy.

Turning to Slide 20, our growth plans are based on executing our current initiatives while preparing for the future by supplementing organic growth with new sources of value creation. Our strategy is to protect and enhance what we do for kids and wildly improve what we do for adults. This being accomplished by enhancing the total guest experience, unlocking operational investments, and growing and improving our

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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venue1s. Looking ahead, future initiatives could include extending the CEC brand through game apps, at-home food, merchandise, film and media, and pursuing M&A initiatives on an opportunistic basis. In short, there are so many ways that we can leverage our brand, while also serving as a platform for consolidation. Let’s now discuss each in turn.

On Slide 21, we demonstrate how we’re currently enhancing the in-store experience across these four pillars, as we appreciate that there’s much more work to be done. I want to tell you that I’m incredibly proud of our food today. We substantially improved our food quality with the menu launch in 2015, with adult flavors like California pizza and enhanced sandwiches and wraps. Our pizza uses fresh ingredients, whole-milk mozzarella, and we use fresh-made dough, never frozen like the biggest chains. In fact, our Chuck E. Cheese pizza beat the national chains in a nationwide blind taste test, but we’re far from being done here. Our next steps include simplifying the menu, introducing mobile ordering, and continuing to raise both the perception and the presentation of our food.

Our focus on the customer experience has included implementing a new hospitality program, updating our entertainment and music, and introducing WiFi to all locations. Looking ahead, there’s still much more that can be done to improve the ordering and checkout process, augment our climbing and gaming offerings, and enhancing our birthday packages. Our marketing has also evolved from kids-only TV to reaching out directly to moms through TV and now social and digital channels. We’ve increased our digital channel spend and have supplemented it with PR and influencer campaigns. The next phase will entail one-on-one targeting and event-based messaging.

Turning to Slide 22, as I mentioned earlier, we have invested heavily in systems when we were a private Company. The best example of this is the $56 million we invested to implement PlayPass, which is our RFID replacement of game tokens, and that’s been rolled out to all stores across the country. Not only has the customer reaction been extremely positive, but we’re also benefitting from the improved reporting it provides. This has allowed us to better track game popularity, enhancing our game management, optimizing our layout, and improving our up time and labor costs.

On Slide 23, we demonstrate the most important way we leverage the PlayPass system. All You Can Play is a time-based program allowing moms to choose whether to purchase a specific number of points or blocks of time with unlimited games. The end result is that kids play more games and redeem more tickets for prizes, while moms are alleviated of the stress of tracking cash and time. All You Can Play generates more excitement for kids and is perceived as providing greater value, which has led to an increase in Net Promotor Scores. Note that replicating All You Can Play has proven to be a challenge for our competitors given their cost structure per game.

Turning to Slide 24, another key benefit of All You Can Play is that it really opened the window for pricing initiatives. At the end of 2018, we took our first price increase on games after taking little to no pricing on games historically. The introduction of All You Can Play also enables us to manage price much more efficiently. For example, we now have five different price grids across the country, which better reflects the cost of living in different geographies with higher prices in more affluent areas, and we have the ability to get much more granular than that with store-specific pricing, day of week pricing, and even weather-based pricing, where we can send messages to mom when it’s raining, and raise prices on those high traffic days.

In addition, our more tickets initiative has also driven improvements in perceived value. We know that kids winning tickets is part of the magic of Chuck E. Cheese. Through testing, we came to understand that mom and dad will spend more at our venues when their kids are winning more tickets. We rolled out this initiative nationwide in September of 2018, increasing ticket payout. We saw an instant increase in revenues as we rolled out this program across the country. We’re currently testing additional changes and potential increases to ticket payout. Initial tests show that we have an opportunity to increase ticket sale even further and the low cost of prizes limits the margin impact from increased game play.

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On Slide 25, we provide an update to our remodel program. We’ve remodeled several stores over the past five years, but we didn’t see anything that really moved the needle until we came up with our newest concept in 2017. While kids may not notice the new features, mom and dad certainly do. The venues feel much more calm and professional and more like a pizza restaurant with muted tones and wood paneling—they’re really beautiful. At the bottom left, you can see the results from our first seven test stores completed in 2017. They out performed their peers by 12 points of same-store sales growth and our more recent remodels, a group of 25 that we completed in 2018, are performing even better—they’re outpacing the core same-store sales by over 16 points. On the bottom right-hand slide, we show the overall economics of the remodels. At about $550,000 per remodel, our strong flow through drives cash-on-cash returns of over 20%.

Turning to Slide 26, we’ve already talked about the accelerated growth that we’ve had at Chuck E. Cheese for international with a CAGR of 25% over the past five years, and that growth is expected to continue. Just from the development agreements that we’ve already signed, we have another 82 locations in the pipeline and that’s if we don’t sign another development agreement, but we’re very actively working on new development agreements all the time. In just the last year, we signed agreements for Bahrain and India, for example. Our first India location will open in late 2019 or early 2020, providing us with a great gateway to Asia.

On Slide 27, we demonstrate many of the untapped opportunities to monetize the brand. Over the years, we made some modest effort to get Chuck E. Cheese out of the four walls of our venue. We introduced an app that allows you to win prizes and redeem them in stores, and we’ve undertaken light efforts at food at home with delivery and string cheese in grocery stores; however, with the strength of our character and the power of our brands, there are tremendous opportunities to monetize further. Whether that’s through merchandise, film and media, or increased efforts in at-home food and mobile apps, we see significant upsides. Across the bottom of the slide, you can see some of the many restaurant and entertainment brands that have developed very successful licensing businesses; we believe that we can do the same.

Turning to Slide 28, you can see our acquisition opportunities. CEC has a track record for successful acquisition and integration onto our platform. As I mentioned, we acquired Peter Piper in 2014. The team executed the Peter Piper acquisition extremely well, integrating all functions very quickly. Adjusted EBITDA improved 35% through the synergies we were able to achieve. On the right-hand side, you see examples of national and regional chains that could be targets. Targets could be small, kid-focused entertainment chains, businesses that are more skewed towards food, and even eatertainment businesses focused on an older demographic. The CEC platform is robust and could be a consolidator for additional acquisitions across the spectrum.

Now, I’ll turn the presentation back over to Jim Howell; Jim?

Jim Howell:

Thank you, Tom.

Turning now to Slide 30, we have experienced strong recent momentum and financial performance. As Tom mentioned, the investments we have been making into the customer experience are reflected in our markedly improved Net Promotor Scores, which hit all-time highs in the fourth quarter of 2018. These improvements also manifested themselves in four consecutive quarters of positive same-store sales, as well as Adjusted EBITDA growth, and expansion of Adjusted EBITDA margins to 20%.

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On Slide 31, you can see the growth in venue count driving primarily by franchising internationally. That model’s capital light and delivers almost pure EBITDA. We do plan to complete 60 remodels in 2019, and as we look to the out years, we are targeting to complete 90 a year. Again, we are investing in the business and the investments will create more value for our shareholders. Our same-store sales were flat for the full year 2018 and we are planning same-store sales of 4.2% in 2019, and 4% in 2020. At those sales levels, we will also be driving growth and Adjusted EBITDA.

On the last chart, you can see a breakdown of our investments, which is mostly into remodels and as Tom discussed, they are generating cash-on-cash returns of 20%-plus. We are also adding a few new venues.

I will now turn the presentation back over to Lyndon to review the transaction.

Lyndon Lea:

Thanks, Jim.

Turning now to Slide 33. As you can see from the table, total enterprise value is $1,408.5 billion based on a preliminary debt and cash balance in quarter one that results in a multiple of 7.5 times. In terms of the sources of funds for the transaction, $100 million is being committed in the PIPE, $200 million in cash held in Leo’s trust account will be applied net of redemptions and there’s a $360 million rollover consideration from Apollo. On top of that, approximately $601 million of debt will be rolled over and there’s $109 million capitalized sale and lease back obligation. While in the transaction, the current shareholders, including Apollo, will own approximately 51% of the shares, and the SPAC shareholders and the PIPE commitments own the balance and we anticipate a shareholder vote on the transaction in June.

Turning over the page to Slide 34 from the Debt Capitalization, CEC is expected to have ended the first quarter with approximately $134 million in cash after giving effect to the transaction. On the right, you’ll see $95 million of liquidity under a revolver which results in total liquidity of over $200 million. As part of the transaction with Leo, we anticipate all, or a substantial amount of the senior notes, will be retired, which will result in interest expense savings of up to $20 million per year, and that’s enough to fund about 35 remodels, so those savings will be reinvested back into the business to create growth. De-leveraging the balance sheet will unlock significant Free Cash Flow, which will accelerate investments and further drive growth.

Now I’ll hand back to Tom, who will conclude the presentation.

Tom Leverton:

Thanks, everyone, for joining us on the call today. I know we covered a lot of ground and appreciate your patience. We’re incredibly excited about this transaction, welcoming Leo to the CEC family as we move to this next stage of the Company’s evolution. Together with Apollo, we’ve worked diligently over the past few years to strengthen CEC’s foundation and map out our go-forward growth strategy. We’ve made tremendous strides in fortifying our operations, leading to improved Net Promotor Scores and strong same-store sales momentum. Our growth plans are based on continued enhancement of the customer experience, unlocking operational improvements, growing and upgrading our venues, extending our brand beyond our four walls, and opportunistically pursuing M&A activities. The future for CEC has never been brighter. Thank you, again, for listening and have a great day.

Operator:

We appreciate everyone joining us this morning. You may now disconnect.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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